SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No. 5)
KOMAG, INCORPORATED
(Name of Subject Company)
KOMAG, INCORPORATED
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

500453204
(CUSIP Number of Class of Securities)

Timothy D. Harris
Director and Chief Executive Officer
Komag, Incorporated
1710 Automation Parkway
San Jose, CA 95131
(408) 576-2000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:

Larry W. Sonsini, Esq. Page Mailliard, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Jason P. Sebring, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market, Spear Tower, Suite 3300 San Francisco, CA 94105 (415) 947-2000
☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on July 11, 2007, as amended from time to time (as previously filed with the SEC, collectively, the “Schedule 14D-9”), by Komag, Incorporated., a Delaware corporation (the “Company”), relating to the tender offer made by State M Corporation, a Delaware corporation (“Offeror”), and wholly-owned subsidiary of Western Digital Technologies, Inc., a Delaware corporation (“WDTI”) and wholly-owned subsidiary of Western Digital Corporation, a Delaware corporation (“Parent”), as set forth in a Tender Offer Statement on Schedule TO filed by Offeror, WDTI and Parent, dated July 11, 2007, as amended from time to time (as previously filed with the SEC, the “Schedule TO”), to purchase all outstanding shares of common stock of the Company at a price of $32.25 net per share in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 11, 2007, as amended, and in the related Letter of Transmittal (the “Offer”). Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
     All information in the Schedule 14D-9 is incorporated by reference in this Amendment, except that such information is hereby amended to the extent specifically provided herein.
     This Amendment is being filed to reflect the expiration of the required waiting period under the Chinese Regulations on Foreign Investor Merging with or Acquiring Domestic Enterprises and the expiration of the Offer on 7:00 a.m., New York City time, on Wednesday, September 5, 2007.
Item 8. Additional Information.
(a)     The second and third sentence of the second paragraph of the subsection of Item 8 captioned “Antitrust; China” on page 20 of the Schedule 14D-9 is hereby amended and restated as follows:
        “Parent filed the required notification with the Chinese authorities on July 25, 2007. On the close of business, Beijing time, on Wednesday, September 5, 2007, the waiting period under the provisions of the M&A Regulations applicable to the Offer expired. Accordingly, the condition to the Offer relating to the approval by MOFCOM and SAIC or the expiration of any applicable waiting period has been satisfied.”
(b)     Item 8 is hereby amended and supplemented by adding the following section:
        “The Offer. The Offer expired at 7:00 a.m., New York City time, on Wednesday, September 5, 2007. According to Computershare, the depositary for the Offer, 28,894,569 million Shares (including Shares tendered by notice of guaranteed delivery) were validly tendered and not withdrawn as of the expiration of the Offer, representing approximately 95.2% of the Company's outstanding Shares (or approximately 86.6% of the Company's outstanding Shares, excluding Shares tendered by notice of guaranteed delivery). Together with the Shares indirectly owned by Parent pursuant to the exercise of the Top-Up Option, Parent controlled in excess of 90% of the outstanding Shares. Offeror has accepted for payment all validly tendered Shares in accordance with the terms of the Offer.
        On September 5, 2007, Parent issued a press release announcing the results and expiration of the Offer. Parent also announced that it effected the Merger through a short-form merger following the expiration of the Offer. In connection with the short-form merger, each Share not tendered pursuant to the Offer (other than Shares held by (a) Parent, Offeror and the Company, and (b) stockholders, if any, who properly exercise their appraisal rights under the DGCL) was converted into the right to receive $32.25 per share in cash, without interest. As of the consummation of the short-form merger, the Company is continuing as the surviving corporation and is an indirect wholly-owned subsidiary of Parent.”

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOMAG, INCORPORATED
Dated: September 5, 2007	/s/ Timothy D. Harris
Timothy D. Harris
Chief Executive Officer

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